HOMEFREE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

HOMEFREE, LLC
TABLE OF CONTENTS
DECEMBER 31, 2019 AND 2018

CAIN, BOURRET, JARRY & ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Stephen A. Cain, CPA	Beth A. Weeks, EA	David A. Jarry, CPA, MST
Steven R. Bourret, CPA	Kevin T. Jarry, CPA, MBA, MST	Frederic G. Holdsworth, CPA
Renee B. Plummer, CPA	Kristin M. Cressman, CPA, MST	Carmel Pappas, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member of
Homefree, LLC
Windham, New Hampshire

We have reviewed the accompanying financial statements of Homefree, LLC (a New Hampshire limited liability company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule of General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Cain, Bourret, Jarry & Associates, LLC

Dracut, Massachusetts
March 18, 2020

1595 Lakeview Avenue • Dracut, MA 01826 • Voice: (978) 957-1421 • Fax: (978) 957-3480

HOMEFREE, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash	$ 177,803	$ 56,029
Accounts receivable, net of allowance of $6,800 in 2019 and 2018	168,266	106,102
Inventory	275,906	260,727
Prepaid expenses	3,725	-
Total Current Assets	625,700	422,858
PROPERTY AND EQUIPMENT		
Baking equipment	842,297	842,297
Equipment	139,491	130,231
Leasehold Improvements	504,365	504,365
	1,486,153	1,476,893
Less: accumulated depreciation	(848,353)	(758,563)
Property and Equipment, Net	637,800	718,330
OTHER ASSETS		
Security Deposit	7,004	7,004
TOTAL ASSETS	$ 1,270,504	$ 1,148,192

LIABILITIES AND MEMBER'S EQUITY

	2019	2018
CURRENT LIABILITIES		
Line of credit	$ 494,252	$ 494,252
Accounts payable	111,889	120,373
Accrued expenses	13,156	3,000
Accrued state taxes	830	-
Credit cards payable	852	18,755
Customer deposits	25,733	30,000
Payroll liabilities	1,888	4,196
Current portion of notes payable - equipment	31,042	74,278
Current portion of note payable - bank	17,064	15,676
Total Current Liabilities	696,706	760,530
LONG TERM LIABILITIES		
Notes payable - equipment, net of current portion	45,150	74,685
Note payable - bank, net of current portion	513,753	530,308
Note payable - other	126,957	-
Total Long Term Liabilities	685,860	604,993
TOTAL LIABILITIES	1,382,566	1,365,523
MEMBER'S EQUITY (DEFICIT)		
Equity (deficit)	(112,062)	(217,331)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,270,504	$ 1,148,192

See independent accountants' review report and notes to financial statements.

HOMEFREE, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
SALES	$ 2,208,809	$ 1,832,182
Less distributor discounts	(130,293)	(162,803)
NET SALES	2,078,516	1,669,379
COST OF GOODS SOLD		
Direct labor	407,463	351,365
Material purchases, net	516,482	484,775
Freight in	73,084	62,724
Payroll taxes	34,182	35,546
TOTAL COST OF GOODS SOLD	1,031,211	934,410
GROSS PROFIT	1,047,305	734,969
GROSS PROFIT MARGIN	50%	44%
GENERAL AND ADMINISTRATIVE EXPENSES	987,317	907,801
INCOME (LOSS) FROM OPERATIONS	59,988	(172,832)
OTHER INCOME AND EXPENSES		
Interest expense	(51,271)	(52,791)
Bad debts	(5,014)	8,190
Donations	(15,075)	(11,774)
TOTAL OTHER INCOME AND EXPENSES	(71,360)	(56,375)
INCOME (LOSS) BEFORE TAXES	(11,372)	(229,207)
STATE INCOME TAXES	7,359	67
NET INCOME (LOSS)	(18,731)	(229,274)
MEMBER'S EQUITY (DEFICIT), BEGINNING OF YEAR	(217,331)	(177,289)
CONTRIBUTIONS TO EQUITY	124,000	189,232
MEMBER'S EQUITY (DEFICIT), END OF YEAR	$ (112,062)	$ (217,331)

See independent accountants' review report and notes to financial statements.

HOMEFREE, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 2,007,071	$ 1,732,010
Cash paid to suppliers and employees	(1,981,255)	(1,725,573)
Interest paid	(51,271)	(52,791)
State taxes paid	(6,529)	-
Net cash provided (used) by operating activities	(31,984)	(46,354)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment purchased	(9,261)	(6,909)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital contributed by member	124,000	189,232
Net borrowings on line of credit	-	4,318
Proceeds from Wefunder investment	120,609	-
Principal payments on notes payable	(81,590)	(111,817)
Net cash provided (used) by financing activities	163,019	81,733
NET INCREASE IN CASH	121,774	28,470
CASH, BEGINNING OF YEAR	56,029	27,559
CASH, END OF YEAR	$ 177,803	$ 56,029
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ (18,731)	$ (229,274)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Depreciation and amortization	89,791	90,214
(Increase) decrease in accounts receivable	(62,164)	62,631
(Increase) decrease in inventory	(15,179)	(54,858)
(Increase) decrease in prepaid expenses	(3,725)	364
Increase (decrease) in customer deposits	(4,267)	30,000
Increase (decrease) in accounts payable	(8,484)	44,743
Increase (decrease) in accrued expenses	10,156	3,000
Increase (decrease) in accrued state taxes	830	-
Increase (decrease) in credit cards	(17,903)	8,734
Increase (decrease) in payroll liabilities	(2,308)	(1,908)
Total adjustments	(13,253)	182,920
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (31,984)	$ (46,354)

See independent accountants' review report and notes to financial statements.

Note 1   **ORGANIZATION AND NATURE OF OPERATIONS**

Homefree, LLC (a New Hampshire Limited Liability Company) was formed and registered with the Secretary of State under the laws of New Hampshire on March 18, 2005 under the name of Gak Snacks, LLC. On August 29, 2008 management changed the name to Homefree, LLC and expanded its operations. The Company's principal business is providing a dedicated bakery of gluten free, allergy friendly cookies.

Note 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Shipping and Handling Costs

Revenues are recorded in accordance with the guidance provided by Financial Accounting Standards Board ASC Topic 606 – *Revenue from Contracts with Customers.* All privately-help companies are required to comply with the new revenue recognition standard and report on these standards for fiscal years beginning after December 15, 2018.

The core principles that are in the roadmap to recognizing the revenue are: 1) identify the customer contract; 2) identify the performance obligations in the contract; 3) determine the contract price; 4) allocate the contract price; and 5) recognize the revenue when the company satisfies the performance obligations.

The Company has no contracts with customers. The Company receives purchase orders from customers and recognizes revenues when the products are shipped and title transfers. Shipping and handling costs are included in cost of goods sold. In accordance with ASC Topic 606, the accompanying financial statements include all revenue for products shipped and titles transferred at December 31, 2019.

Advertising.

The Company expenses the costs of advertising and marketing the first time the advertising takes place. Advertising and marketing expense for the year ended December 31, 2019 was $49,052.

Cash and Equivalents.

The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents for determining cash flows. There were no cash equivalents for the year ended December 31, 2019.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

The inventory consists of product ingredients, work-in-process, and shipping supplies and is valued at the lower of cost or market, determined by the first-in first-out method.

Accounts Receivable.

Accounts receivable are presented in the balance sheet net of uncollectible amounts. The risk of loss is the total amount due from the customer at the time of default. The Company records an allowance for estimated uncollectible accounts that approximates anticipated losses. Receivables are evaluated by management for their collectability on an individual basis prior to an allowance being established. Management will write off any balance that remains after it has exhausted all reasonable collection efforts and concludes that additional collection efforts are not cost-justified. Subsequent recoveries of amounts previously written off are credited directly to revenues.

Property and Equipment.

Property and equipment is recorded at cost. For financial reporting purposes, property and equipment is depreciated using the straight-line method over the estimated useful life of the asset. For income tax purposes, assets are depreciated using straight-line and accelerated methods. The estimated useful lives used in the calculation of depreciation for financial statement purposes are as follows:

Baking Equipment	7 years
Equipment	5-7 years
Leasehold Improvements	15-39.5 years

Maintenance and repairs are charged to operations when incurred while significant improvements and replacements that materially extend the useful life of the assets are capitalized. When assets are retired or are otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the operations for the period.

Income Taxes

The Company is a disregarded entity for federal tax purposes. A disregarded entity refers to a business entity with one owner that is not recognized for tax purposes as an entity separate from its owner. Therefore, the Company does not record any current or deferred federal income taxes in its accompanying financial statements, as any federal tax is borne by the single member and owner individually.

For state tax purposes, the Company is required to file a New Hampshire business tax return. For the year ended December 31, 2019, the Company recorded state taxes of $7,359. The amount includes $3,679 for fiscal ending December 31, 2018 which were subsequently recorded in fiscal year 2019.

The member's federal and state tax returns are generally subject to examination by the taxing authorities until the expiration of the related statute of limitations on those returns. In general, the federal and state income tax returns have a three-year statute of limitations.

Note 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

Note 3   **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash balances in bank accounts of high-quality credit financial institutions.   The balances, at times, may exceed federally insured limits (FDIC).   Pursuant to Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the standard maximum insurance amount was permanently raised to $250,000.   At December 31, 2019, the Company's cash balance did not exceed the FDIC insurance limit.   The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.   The Company monitors the credit-worthiness of the financial institutions in which it deposits money.

Note 4   **COMPENSATED ABSENCES**

The employees of the Company are entitled to paid vacation and sick days depending on job classification, length of service, and other factors. The Company does not allow vacation time to be carried forward beyond the end of the year. The Company's policy is to recognize the costs of compensated sick time when paid to employees.

Note 5   **LINE OF CREDIT**

The Company has a commercial line of credit with a maximum limit of $500,000. Monthly payments of interest are currently being made. The note has a maturity date of December 31, 2075. The balance at December 31, 2019 was $494,252 with an interest rate of 5.75%.

Note 6   **NOTES PAYABLE – EQUIPMENT**

The Company has six notes payable used to finance the purchase of equipment. The notes payable are secured by the purchased equipment and are personally guaranteed by the sole member of the Company. The notes bear interest at rates between 3.651-8.608% and are payable monthly.

Total notes payable	$ 76,192
Less current portion	(31,042)
Total long-term notes payable	$ 45,150

At December 31, 2019, future maturities of long-term notes payable are as follows:

2020	$ 31,042
2021	28,020
2022	11,589
2023	5,541
	$ 76,192

Note 7   **NOTE PAYABLE – BANK**

The Company has a note payable with the Enterprise Bank and Trust Company:

It is a demand note with an initial date of December 30, 2008 and a maturity date of November 15, 2040. Monthly payments are $3,212, including interest. The interest rate at December 31, 2019 was 4.25%. The balance at December 31, 2019 was $545,817.

Total note payable	$ 530,817
Less current portion	(17,064)
Total long-term note payable	$ 513,753

At December 31, 2019, future maturities of long-term note payable are as follows:

2020	$ 17,064
2021	17,609
2022	17,803
2023	18,575
2024	19,380
Thereafter	440,386
	$ 530,817

Note 8   **NOTE PAYABLE – OTHER**

During 2019, the Company entered into a campaign with Wefunder, an internet crowd-funding company, to raise capital for its operations. From this campaign the company received funds totaling $126,957 from sixty-seven investors. Individual investments ranged from a low of $100 to a high of $50,000. In consideration for the investment, each investor received a convertible promissory note in the amount of their investment. The note bears interest at 6%. If, at the end of three years, the note is not converted to equity financing, the outstanding principal and all accrued interest shall be paid in full.

Note 9   **OPERATING LEASE**

The Company entered into a leasing agreement in 2008 for its offices and bakery. A second lease was signed in 2015 to include additional space. The leases have been renewed at each of their maturity dates. The current lease terms extend until November 2020 and December 2020. Rent expense for the year ending December 31, 2019 was $123,406.

Note 10   **FAIR VALUE INSTRUMENTS**

Generally, accepted accounting principles establish a framework for measuring fair value.

Fair value is the amount that would be received to sell an asset, or paid to settle a liability, in an orderly transaction between market participants at the measurement date. Accounting principles require the use of observable market data, when available, in making fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 10   FAIR VALUE INSTRUMENTS (Continued)

The Company's financial instruments, none of which are held for trading purposes, consists primarily of cash, accounts receivable, accounts payable and accrued expenses. The Company estimates the carrying amount of these financial instruments approximate their fair value due to their short-term nature.

The carrying amount of the Company's line of credit and notes payable generally approximates its fair value at December 31, 2019 as their current interest rates approximates market rates.

Note 11   SUBSEQUENT EVENTS

Management has evaluated events and transactions for subsequent events that would affect the financial statements through March 18, 2020, the date the financial statements were first available to be issued. There were no significant events after December 31, 2019, that would affect these financial statements.

SUPPLEMENTARY INFORMATION

HOMEFREE, LLC
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Salaries and wages	$ 154,533	$ 150,805
Payroll taxes	10,877	11,773
Advertising and marketing	49,052	37,097
Bank and finance charges	27,995	18,296
Auto expense	1,738	3,127
Certification fees	22,498	16,953
Commissions	40,602	51,484
Distributor marketing and fees	105,842	90,502
Consultants	4,799	3,165
Insurance	36,189	30,938
Dues and subscription	970	850
Office supplies and expense	10,270	7,567
Supplies	34,528	35,735
Depreciation	89,791	90,214
Employee benefits	28,366	23,571
Professional fees	31,295	31,733
Trade Shows	67,263	33,909
Licenses and permits	452	527
Penalties	368	-
Retainers	6,000	20,996
Rent	123,406	120,787
Repairs and maintenance	46,155	45,097
Shipping expense	32,588	23,754
Telephone	10,532	9,924
Travel and meals	5,345	3,556
Utilities	45,863	45,442
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 987,317	$ 907,801

See independent accountants' review report and notes to financial statements.